UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-39111

XChange TEC.INC

(Registrant’s Name)

No.801, Building 1, 1136 Xinzha Road

JingAn District, Shanghai, 200041

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

EXPLANATORY NOTE

This report on Form 6-K, including the exhibits hereof, is hereby incorporated by reference into the Registrant’s Registration Statement on Form F-3 initially filed with the U.S. Securities and Exchange Commission on July 27, 2021 (Registration No. 333-258187) and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously disclosed, on April 23, 2025, XChange TEC.INC (the “Company”), MMTEC, Inc. (“MMTEC”), a holder of certain Secured Promissory Note dated December 28, 2023 issued by the Company in the original principal amount of US$153,000,000 (the “Original Note”), and Infinity Asset Solutions Ltd. (“Infinity Asset”), entered into a Note Purchase Agreement (the “Agreement”), pursuant to which Infinity Asset purchased from MMTEC, a portion of the Original Note representing US$51,988,242 of the total US$153,738,529 of the unpaid principal and accrued and unpaid interest under the Original Note. The portion of the Original Note purchased by Infinity Asset is hereinafter referred to as the “Note.”

On May 9, 2025, the Company and Infinity Asset entered into a share subscription agreement and a payoff letter (collectively, the “Conversion Documents”), pursuant to which, the Company agreed to issue to Infinity Asset and Infinity Asset agreed to subscribe from the Company, 108,027,515,844 Class A ordinary shares, par value US$0.0000001 per share, of the Company (the “Converted Shares”), as the repayment by the Company to Infinity Asset of all outstanding principal amount and accrued interest under the Note with a total amount of US$51,988,242. On the same date, the Company consummated the issuance of the Converted Shares. The Converted Shares were issued in reliance upon the exemption from securities registration pursuant to Regulation S promulgated under the Securities Act of 1933, as amended (the “Securities Act”).

On May 9, 2025, the Company adopted an equity incentive plan (the “2025 Equity Incentive Plan”) and issued thereunder 11,800,000,000 Class B ordinary shares, par value US$0.0000001 per share, of the Company (the “Reserved Shares”) to Golden Stream Ltd., a limited liability company incorporated in Cayman Islands (the “ESOP Platform”). The ESOP Platform will hold the Reserved Shares (i) before any granting or vesting to the participants of the 2025 Equity Incentive Plan (the “Participants”), and (ii) after any vesting to the Participants, on behalf of the Participants pursuant to the respective share award agreements. The Reserved Shares were issued in reliance upon the exemption from securities registration afforded by Section 4(a)(2) of the Securities Act.

Following the issuance of the Converted Shares and Reserved Shares, as of the date hereof, the Company has a total of 111,851,094,785 Class A ordinary shares and 11,863,927,890 Class B ordinary shares issued and outstanding.

EXHIBIT INDEX

Number	Description of Document
99.1	Share Subscription Agreement dated May 9, 2025
99.2	Payoff Letter dated May 9, 2025
99.3	2025 Equity Incentive Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XChange TEC.INC

By:	/s/ Zhichen Sun
Name:	Zhichen Sun
Title:	Chairman of the Board of Directors Chief Executive Officer

Date: May 12, 2025

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